

Solstar Space Co.

Bringing internet to people and things in space


Solstar @SolstarOFFICIAL · 49s

Brought to you from above the Karman Line – this tweet from Solstar's Space Communicator on board #NewShepard! Testing WiFi capabilities in space for space entrepreneurs everywhere. #WiFiInSpace

There is no commercial Internet Service in space.

Private researchers and companies on earth can't communicate with space assets in a modern, convenient manner (like with their smartphones, tablets or laptops).



Solstar is the first commercial Internet Service Provider (ISP) for outer space.

SOLSTAR

Solstar's high-speed, reliable and easy-to-use **space communications platform leveraging the latest commercial satellite networks.**



Solstar's Space Routers, WiFi Hotspots and Satellite space communicators



Delivered to your desktop with 24/7 customer care







We flew twice with Blue Origin's spaceship.

Solstar WiFi
Hotspot Inside!

BLUE ORIGIN

UE ORIGIN

Photos courtesy Blue Origin

Our three successful spaceflights have positioned Solstar as the market leader.





Solstar WiFi Hotspot Inside!

Texts to Space

#TextsToSpace
November 2013



Photo courtesy Blue Origin

First Commercial WiFi/Tweet in Space
April 29, 2018



Photo courtesy Blue Origin

Internet connection from Launch to Landing
July 18, 2018

TRACTION

- Technology proven on 3 spaceflights

- Have raised nearly $1M

- NASA is a customer

- Early Revenue Projected -Proposals worth $30M submitted to NASA and other International Space Agencies in 2019-2020

- Protected Intellectual Property (IP)

- 20+ years of experience in the mobile satellite service industry

- Supply Chain Established

- Solstar wins Top Award in Mobile Satellite Industry for 2020 by the Mobile Satellite Users Association (MSUA) Chairman's Award for Innovation (March 2020 in DC)

- Space News, the space industry's leading newspaper, ranked Solstar as one of their top 20 Space Industry predictions for 2020

- Ranked highest of all its competitors by a third-party equity crowdfunding analyst organization (late 2019)

- Schmitt Space Communicator Accessioned to Smithsonian Air & Space Museum (March 2020)

Competitive Advantages

- **First Mover Market Position- Technology already proven in space**
  - NASA contracts
  - Three spaceflights, three successes
- **Proven and Superior Business Model to Competitors**
  - Using existing commercial satellite networks
  - Our biggest competitor filed for bankruptcy in late 2019
- **Supply Chain Established**
  - We have 20-year business relationships with major commercial satellite companies and commercial space companies.
- **Protected IP**
  - Proprietary internet-based space communications
  - More IP opportunities forthcoming
- **Domain Knowledge and International Network**
  - Deep experience at NASA, commercial space companies, satellite communications companies
  - Strategic relationships with major commercial space companies
  - Solstar founders are ***very well connected*** in the commercial space industry and in Washington D.C.

The Opportunity

NASA is retiring its own satellites and wants to purchase commercial satellite communications services

The only place that Internet in space is on the International Space Station and can only be used by a few people using government-owned satellites (TDRSS).



NASA TDRSS Satellite (aging, to be retired)



Solstar communication services can ensure mission success.

<u>Solstar is in the prime position to provide these services to NASA</u>

Business Model

NASA Contracts

Products
- Solstar Space Communicators

Fee-based Services
- In-flight communications services for for astronauts and space tourists (internet, WiFi, Bluetooth, telephone)
  - i.e., charge by the flight, mission, MB, GB, or per minute
- Connecting millions of customers on Earth to their assets in space (like experiments, machines, cubesats, etc)
  - Subscription-based, secure, 2-way, payload access and data services via the internet with 24/7 customer support
- Apps-
  - Connecting our customers to their space assets using their smartphones, tablet, or laptops
  - Software as a service

Market


Solstar Total Addressable Market (TAM)
Space-to-Space Communications/Space IOT Market
$2,000 M
$1,500 M
$1,000 M
$500 M
$ M
2018
2019
2020
2021
2022
$10,000 M
$7,500 M
$5,000 M
$2,500 M
$ M
2018
2020
2022
2024
2026
2028
2030
NASA
DOD
International Space Agencies
Commercial Space Stations
Space Tourism/P2P
Commerical/SmallSats/IOT
Solstar



SOLSTAR

Team

JC Cunningham
CFO
Fundraising, Entrepreneur
CPA w/ Big Four experience



Dr. Mark Matossian, PhD
Co-founder
Google, Silicon Valley startups,
PhD. in Aerospace Engineering/Satcom



M. Brian Barnett
Founder, CEO
Serial entrepreneur, NASA,
KPMG Consulting,
Top Mobile Satellite Services
salesman in North America;
classically trained rock drummer



Paul Frey
Program/Operations Manager
Google, Terra Bella (now Planet)



Charlie Walker
Space Shuttle Astronaut,
Solstar Advisor









NASA
Google
YouTube
ICEYE
Terra Bella
Arthur Andersen
KPMG



Solstar Space Co.

MILESTONES

2018

2019

2020

2021

2022











- Demonstrated 1st commercial WiFi hotspot in space. Posted 1st commercial Tweet from space using Schmitt Space Communicator inside Blue Origin's New Shepard spaceship.

- Solstar's Schmitt Space Communicator accessioned into the Smithsonian's National Air & Space Museum.

- Main competitor closed its doors.

- Ranked highest of all its competitors by 3rd party equity crowdfunding analyst organization.

- Named by Space News as one of its top 20 space industry predictions for 2020.

- Received Mobile Satellite Users Association's highest award — the Chairman's award for most innovative satellite innovation for 2020.

- Product launch for Schmitt-Merbold Space Communicator.

- Spaceflight demonstrations of Slayton Space Communicator and services in low earth orbit.

WeFunder-$1M opportunity

- **Equity crowdfunding round; opportunity to invest and be on the ground floor of the worlds first Internet Service Provider in space**

- **Seeking lead investor ($20K+)**

- **Solstar is in good shape to emerge successfully from current pandemic crisis**

  - *Competitors are folding while Solstar prospers*



Use of Funds

- Research and Product Development
- Sales
- Fundraising Related Expenses
- WeFunder Intermediary Fee

7%
8%
20%
65%